Exhibit 99.1

Shah Capital Invests $11 Million in ReneSola

Shanghai, China, October 2, 2019 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesolapower.com) (NYSE: SOL), a leading fully integrated solar project developer, today announced that the Company entered into a definitive share purchase agreement (“the Share Purchase Agreement”) dated as of September 29, 2019 with Shah Capital Opportunity Fund LP (“Shah”), according to which the Company would issue and sell to Shah and Shah would purchase from the Company 100,000,000 newly issued ordinary shares at a price of US$0.11 per Share, for a total consideration of US$11 million (the “Transaction”). The Transaction closed today. The newly issued shares are subject to a 180 day lockup period. Net proceeds from the transaction are intended to be used to expand ReneSola's global project development activities.

Ms. Shelley Xu, Chief Executive Officer of ReneSola, commented, “This capital infusion substantially strengthens our balance sheet, enabling us to accelerate our growth and more quickly execute our transformation into an asset-light solar developer. We appreciate the support of Shah Capital, which has been a strategic investor in ReneSola for some time.”

In connection with the Transaction, the Company entered into an investor rights agreement with Shah (the “Investor Rights Agreement”). Under the Investor Rights Agreement, Shah has the right to appoint directors for two new seats on the Company’s Board of Directors. Shah is accordingly appointing Mr. Ke Chen and Mr. Kaiheng Feng as new directors.

Mr. Ke Chen is a Director at Shah Capital. He has over 13 years of experience in the global capital markets, including investing in solar industry in China. Ke will bring both capital market insight and strategic expertise to the ReneSola Board in his role as a director. Prior to joining Shah Capital, Ke worked in the pharmaceutical and biotech industries, and was an inventor that holds four patents. Ke holds an MBA from the Kenan-Flagler Business School at UNC Chapel Hill. He also holds an M.S. in Chemistry from the University of Florida and earned a B.S. from the University of Science and Technology of China.

Mr. Sam (Kaiheng) Feng is a practicing legal professional and a partner at Zhong Lun W&D Law Firm in Shanghai. He has over 18 years of experience in the legal profession, specialized in corporate finance, private equity investment, and mergers and acquisitions in both China and overseas. He was a managing partner at a major Chinese asset management firm engaged in both fund management and investment banking. Sam holds an EMBA degree from Fudan University.

Mr. Chen commented, “My goal is to help guide ReneSola’s ongoing business transformation and intend to work with all the fellow directors to drive more bottom line driven reacceleration of growth. Our return to profitability in the second quarter was a strong indication of our potential for success. Profitable accelerating growth will be our main goal over the next few years.”

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand of solar project developer. Leveraging its global presence and solid experience in the industry, ReneSola is well positioned to develop green energy projects with attractive return around the world. For more information, please visit www.renesolapower.com.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Ms. Ella Li

+86 (21) 6280-8070 x102

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com